August 24, 2018

VIA EDGAR

Erin E. Martin
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance | Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C. 20549

Re:	Phillips Edison & Company, Inc.
Amendment No. 1 to the Registration Statement on Form S-4
Filed August 24, 2018
File No. 333-226625

Dear Ms. Martin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-226625) (as amended, the “Registration Statement”) of Phillips Edison & Company, Inc. (the “Company”), so that such Registration Statement will be declared effective as of 4:00 p.m. Washington, D.C. time on August 28, 2018, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Julian Kleindorfer at (213) 891-8371.

In connection with this request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter.  If you have any questions regarding the foregoing, please do not hesitate to contact Julian Kleindorfer of Latham & Watkins LLP at (213) 891-8371.

Very truly yours,

PHILLIPS EDISON & COMPANY, INC.

By:	/s/ Jeffrey S. Edison
	Name:	Jeffrey S. Edison
	Title:	Chief Executive Officer

cc:	Julian Kleindorfer, Latham & Watkins LLP